UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2021

Commission File No. 001-36085

CNH INDUSTRIAL N.V.

(Translation of Registrant’s Name Into English)

25 St. James’s Street,

London, SW1A 1HA

United Kingdom

Tel. No.: +44 1268 533000

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

CNH INDUSTRIAL N.V.

Form 6-K for the month of December 2021

As previously announced, CNH Industrial N.V. (“CNH Industrial”) plans to separate into two independent, publicly traded companies: CNH Industrial and Iveco Group N.V. (“Iveco Group”). As a result of this transaction, CNH Industrial shareholders are entitled to receive one Iveco Group share for every five CNH Industrial common shares held at close of business on the record date, January 4, 2022. The notice of election furnished herewith as Exhibit 99.1 provides details regarding how shareholders who hold their common shares in a bank, brokerage or other intermediary account with the Depository Trust Company (“DTC”) or registered shareholders in the U.S. can make an election to receive the Iveco Group common shares.

The following exhibit is furnished herewith:

Exhibit 99.1	Notice of Election, dated December 21, 2021, regarding the allocation of Iveco Group N.V. common shares to CNH Industrial N.V. shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Industrial N.V.

By:	/s/ Michael P. Going
Name: Michael P. Going
Title: Corporate Secretary

December 21, 2021

Index of Exhibits

Exhibit Number	Description of Exhibit

Exhibit 99.1	Notice of Election, dated December 21, 2021, regarding the allocation of Iveco Group N.V. common shares to CNH Industrial N.V shareholders